Mr Larry Spirgel

Assistant Director

Division of Corporate Finance

Mail Stop 3720

United States Securities and Exchange Commission

Washington D.C. 20549

USA

February 9, 2007

Dear Mr Spirgel,

Re	Spirent Communications plc
Form 20-F for the fiscal year ended December 31, 2005
Filed June 29, 2006
File No. 1-15206

We refer to your comments letter dated January 24, 2007 requesting further information with respect to the Form 20-F described above. Please find below the explanations and further disclosures which you have requested.

1.                                      Please refer to prior comment 14. Given the fact that paragraph 8 of IFRS 5 states that “actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.” Tell us how you considered the requirement for shareholder approval in determining that the sale was “highly probable”. Also, tell us how you evaluated the phrase in paragragh 8 that “the appropriate level of management must be committed to a plan” and how you determined what the appropriate level of management was, in the light of the requirement for shareholder approval. Finally, tell us why shareholder approval is considered a term that is “usual and customary” as contemplated by paragraph 7 of the IFRS.

Paragraphs 7 and 8 of IFRS 5 set out the conditions under which disposal groups are to be classified as held for sale. These paragraphs do not require management to have authority by way of shareholder approval, where such approval is a requirement of local regulation and is “usual and customary”, before disposal groups are to be classified as held for sale.

Paragraph 30 of SFAS144 sets out various criteria for classifying disposal groups as held for sale including:

“Management, having the authority to approve the action, commits to a plan to sell the asset.”

This “authority” is interpreted as meaning that management must have shareholder approval, where it is necessary, before classifying disposal groups as held for sale under US GAAP.

There is a difference between IFRS and US GAAP in this respect. Accordingly, Spirent has properly presented the results of the HellermannTyton Division for the year ended 31 December 2005 as held for sale and within continuing operations under IFRS and US GAAP, respectively.

On December 15, 2005 the Company publicly announced it had signed a contract for the sale and purchase of the HellermannTyton Division with Doughty Hanson & Co Limited with the disposal being subject only to formal shareholder approval and certain regulatory non compete clearances. An explanatory circular was posted to shareholders in December 2005 for an Extraordinary General Meeting to be convened on January 24, 2006.  Obtaining shareholder approval is a  requirement of local regulation for a transaction of this size. As noted above, shareholder approval is not required under IFRS for disposal groups to be classified as held for sale.

The directors considered the sale “highly probable” at December 31, 2005 even though shareholder approval for the sale was not obtained until January 24, 2006. Shareholders had been advised for some time that the directors would sell the HellermannTyton Division. Shareholders representing the majority of the holdings indicated verbally that they approved of this course of action. The directors determined before signing the agreement that there would be significant shareholder support for the sale. In addition shareholder approval was considered “usual and customary” within the meaning of paragraph 7 of the IFRS for transactions of this nature.

The decision to dispose of the HellermannTyton Division was made and approved by the board of directors of Spirent Communications plc prior to the announcement of the proposed sale on September 19, 2005. There is no higher level of management of the Company. The need for shareholder approval is not considered a factor relevant to determining the appropriate level of management. In accordance with paragraph 8 of IFRS 5 the appropriate level of management was committed to the plan.

Under the UK Listing Rules a transaction is classified by assessing its size relative to that of the listed company proposing to make it. The size of the HellermannTyton Division was such that shareholder approval for the transaction was required. The Directors considered that shareholder approval in these circumstances to be “usual and customary”. Spirent has made a number of divestments of non core businesses and acquisitions of communications businesses in the years from the mid 1990s to 2005, some of which have also required shareholder approval due to the size of the transactions involved. Shareholder approval has always been forthcoming on such transactions.

In connection with responding to your comments, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

Eric G Hutchinson

Chief Financial Officer

Spirent Communications plc